TRANSGLOBE ENERGY CORPORATION PROVIDES MID-QUARTER UPDATE
FOR Q1 2009 and INCREASED PRODUCTION GUIDANCE FOR 2009

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, April 9, 2009 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide a mid-quarter production and operations update for the first quarter of 2009 and increased production guidance for 2009.

OPERATIONS UPDATE

Arab Republic of Egypt (“Egypt”), West Gharib (100% working interest)

Following the Company’s last operational update on March 12, 2009, the Hana West #5 well was drilled to a total depth of 6,500 feet. The well encountered an up-dip extension to the original Hana pool, prior to entering the Hana West pool. In the Hana West pool, the well encountered oil in the Asl B1, B2 and B3 sands, similar to the Hana 18 discovery well. A full-diameter core was cut in the Asl B sands to provide reservoir information for the Hana West simulation model. The Hana West #5 well is the fourth successful appraisal well drilled at Hana West. The well was completed as an Asl B3 producer and placed on production at an initial pumping rate of 1,000 barrels of oil per day (“Bopd”). The rig is currently drilling Hana West #6, a southern offset of Hana West #4, an Asl C2 and C3 producer.

Following Hana West #6, the rig is scheduled to move to East Hoshia #3 for an exploration well. East Hoshia #3 is targeting a deeper prospect in the Nubia/Matulla formations identified on the new 3-D seismic data acquired in late 2008.

The East Hoshia #2 well was re-completed and has produced 27° API oil at a low rate from the Rudeis formation. The well is scheduled for stimulation later in April to improve productivity and remediate drilling damage.

Republic of Yemen (“Yemen”)

The crew assigned to complete the extensive 3-D seismic acquisition over parts of Blocks 75 and S-1 has been mobilized.

PRODUCTION UPDATE

TransGlobe’s corporate production currently stands at just over 10,000 Bopd with the additional production from the Hana West #5 well. Total Company production averaged approximately 9,370 Bopd during March, with 5,970 Bopd from West Gharib fields and 3,400 Bopd from TransGlobe’s interests in Yemen.

GUIDANCE UPDATE

TransGlobe is increasing its production guidance for 2009 from a range of 8,500 to 9,000 Bopd to a range of 9,300 to 9,700 Bopd (mid-point: 9,500 Bopd) primarily due to recent success at Hana West. This represents an increase of 750 Bopd, nine percent higher than the original guidance for the year.

TransGlobe’s funds flow from operations in 2009 is anticipated to total approximately $32.3 million assuming an oil price averaging $45.00/Bbl Dated Brent for the final three quarters of 2009 and based on the mid-point of new guidance. For the last three quarters of 2009, the Company’s sensitivity to oil prices is a change in funds flow of approximately $0.8 million for each $1.00 change in price per barrel of Brent.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.ideas.sec.gov for further, more detailed information concerning these matters.

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet (“Mcf”) of natural gas to one barrel (“Bbl”) of crude oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All dollar amounts in this news release are in U.S. dollars unless otherwise stated.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: http://www.trans-globe.com
E-mail: anne-marieb@trans-globe.com